UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Diamondhead Casino Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25278S100

(CUSIP Number)

James Illius
3791 Francis Drive
Rocky River, OH  44116
440-333-9965

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20,2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25278S100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Illius ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,258,651

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,258,651

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.08%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
The security to which this statement relates is the Common Stock of DIAMONDHEAD CASINO CORP.(the “Company”) with principal offices located at 150 153rd Ave., Suite 202, Madeira Beach, FL 33708
Item 2.	Identity and Background
N/A
Item 3.	Source and Amount of Funds or Other Consideration
N/A
Item 4.	Purpose of Transaction
Sell shares as market conditions improve
Item 5.	Interest in Securities of the Issuer

a..)  James Illius beneficially owns 2,258,651 shares of Common Stock, including 400,000 shares of underlying stock options, which constitute 6.08% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3(d)(i)(D).  This percentage does not take into account shares of preferred stock of the Company entitled to vote upon all matters upon which the stockholders of the Company are entitled to vote, and each such share of preferred stock is entitled to one vote per share.  James Illius does not hold any preferred shares of the Company.

b.) See items 7 through 11 of the respective cover pages.
c.) James Illius has executed the following trades, in addition to those previously disclosed, in the Company’s Common Stock in brokerage transactions:

Transaction Date	Number of Shares	Purchased/Sold	Per Share Price
8-06-02	7,500	Sold	.52
8-06-02	15,000	Sold	.51
8-13-02	10,000	Sold	.48
8-14-02	25,000	Sold	.48
8-14-02	20,000	Sold	.47
10-17-02	18,000	Sold	.46
10-30-02	10,000	Sold	.49
10-31-02	5,000	Sold	.50
10-31-02	10,000	Sold	.49
11-01-02	1,000	Sold	.51
11-01-02	24,000	Sold	.49
11-01-02	25,000	Sold	.50
11-05-02	70,000	Sold	.45
11-07-02	1,400	Sold	.48
11-08-02	20,000	Sold	.48
11-12-02	10,000	Sold	.48
11-13-02	20,000	Sold	.48
11-14-02	10,000	Sold	.47
11-14-02	20,000	Sold	.48
11-15-02	10,000	Sold	.47
12-02-02	10,000	Sold	.49
12-02-02	7,000	Sold	.50
7-11-03	15,000	Sold	.58
7-23-03	65,000	Sold	.58
7-24-03	30,000	Sold	.60
7-25-03	11,000	Sold	.60
7-28-03	10,000	Sold	.61
7-28-03	9,000	Sold	.60
7-29-03	40,000	Sold	.62

7-30-03	5,000	Sold	.62
7-30-03	7,500	Sold	.63
8-04-03	2,500	Sold	.63
8-04-03	10,000	Sold	.64
8-04-03	9,000	Sold	.65
8-07-03	3,000	Sold	.66
8-07-03	11,000	Sold	.65
8-11-03	7,000	Sold	.66
8-12-03	10,000	Sold	.67
8-26-03	10,000	Sold	.89
8-27-03	50,000	Sold	.90
8-28-03	10,000	Sold	.92
8-29-03	4,000	Sold	.95
9-02-03	6,000	Sold	.95
2-18-04	7,500	Sold	.90
2-20-04	2,500	Sold	.90

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
N/A
Item 7.	Material to Be Filed as Exhibits
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2004
Date
/s/ James Illius
Signature
James Illius
Name/Title